SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Revenues or Income of a Large Business

Concern by More than 15%

(Unit: KRW thousand, except percentages)

Income Statement Data	For the Years Ended December 31,		Changes	Change in Percentage (%)
	2008	2007
Revenues	11,784,854,229	11,936,381,370	-151,527,141	-1.3
Operating Income	1,113,655,153	1,433,721,700	-320,066,548	-22.3
Ordinary Income	562,411,532	1,274,725,261	-712,313,729	-55.9
Net Income	449,372,154	981,967,458	-532,595,304	-54.2

Balance Sheet Data	As of December 31,
	2008		2007
Total Assets		18,722,605,721		17,917,178,800
Total Liabilities		9,863,758,648		9,057,288,470
Total Stockholders’ Equity		8,858,847,074		8,859,890,329
Capital Stock		1,560,998,295		1,560,998,295
Total Stockholders’ Equity/Capital Stock (%)		567.5%		567.6%

Reasons for the change in revenue or income:

•	Fall in total revenue due to decrease in telephone revenue

•	Decrease in net income mainly due to foreign exchange translation loss

Date of board resolution: January 22, 2009

•	Attendance of outside directors : 5 of 5

•	Attendance of Audit Committee members : present

* Above figures are preliminary and are subject to change pending the completion of the audit by the independent auditors, as well as the result of the annual general meeting of the shareholders.

2. Dividends

Dividend type	Regular (year-end) dividend
Dividends declared per share	KRW 1,120
Dividend yield ratio	2.9
Total dividends declared (KRW)	226,279,531,520
Record date	December 31, 2008
Dividend payment date	-
Scheduled date of the annual general meeting of the shareholders	-
Date of the board resolution	January 22, 2009
Attendance of outside directors	Present: Five of five
Attendance of audit committee members	Present

The date of the annual general meeting of the shareholders is expected to be scheduled at a later date.

The dividend payment date is expected to be within one month from the date of the annual general meeting of the shareholders.

Above material is subject to change pending completion of the audit by the independent auditors, as well as approval by the annual general meeting of the shareholders.

All of the members of KT’s audit committee are outside directors.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director